

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Via Email
Marc D. Grodman, Chief Executive Officer
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, New Jersey 07407

> **Re: Bio-Reference Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed January 14, 2011**
> **File No. 000-15266**

Dear Mr. Grodman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Business, page 2

1.   Please advise us what consideration you gave in determining whether any of your supply agreements were material and subject to disclosure under Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis, page 10

2.   We note the reference to the Restitution Agreement with Mr. Littleton on page 11. Please advise us what consideration you gave to providing disclosure of the Restitution

Agreement under Items 404(a) and 601(b)(10) of Regulation S-K. We may have further comment.

Tabular Presentation of Results of Operations, page 11

3.   Revise to eliminate the non-GAAP income statement for 2009 that excludes the restitution amount. Refer to Question 102.10 of the guidance for presenting non-GAAP measures that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Results of Operations, page 12

4.   It appears that your 26% increase in net revenues was related to a 21% increase in patients serviced from fiscal year 2009 to 2010. Please revise to provide a more detailed discussion of the events that caused such a large increase in your net revenues and patients serviced. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Critical Accounting Policies – Accounting for Revenue and Accounting for Contractual Credits and Doubtful Accounts, page 15

5.   Expand these sections to provide greater insight into how management estimates its revenues and the allowance for contractual adjustments and discounts. Define the term "contractual credits" as it is used in the discussion; explain why it is required and how management determines the amounts of the credits. Disclose the amounts of actual adjustments that were recognized in subsequent periods and how these adjustments affected management's estimates of prospective adjustments and discounts.

Item 9A. Controls and Procedures, page 16

6.   We note that your disclosures do not comply with Item 307 and 308 of Regulation S-K. The disclosure should be revised to remove the partial definition, or to provide the entire definition of disclosure controls and procedures. Refer to Rule 13a-15(e) of the Exchange Act. In addition, the disclosure should be revised to include the information required by Item 308(c) of Regulation S-K. Please revise your disclosures accordingly.

Directors, Executive Officers and Corporate Governance, page 18

7. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors or nominees should serve on the board in light of the your business and structure.

Executive Compensation, page 20

8. Please revise to disclose the performance based targets for your Senior Management Incentive Bonus Plans for fiscal years 2008, 2009, and 2010, as required by Item 402(b)(2)(v) of Regulation S-K. We note in our review of your Form 10-K for the fiscal year ended October 31, 2007, you indicated you would provide disclosure of historical targets related to your Senior Management Incentive Bonus Plans in future filings.

9. Please revise your Compensation Discussion and Analysis to provide the disclosures required by Item 402(b) of Regulation S-K. In this regard, please revise to:
    •   disclose what information the compensation committee analyzed in coming to its conclusions regarding compensation, what its analyses were regarding that information, and why its analyses resulted in the numbers presented in the compensation tables. For example, you reference "Total Operating Income equaled certain designated percentages of Total Net Revenues," on page 24, but you do not provide a meaningful analysis called for by 402(b), explain the metric used to measure performance or disclose the specific percentages.
    •   provide the disclosure required by Items 402(b)(1) and (b)(2) of Regulation S-K as appropriate, including an explanation of how each compensation element and the registrant's decisions regarding that element fit into the registrant's overall compensation objectives and affect decisions regarding other elements.
    •   provide analysis to sufficiently identify material differences in compensation policies with respect to individual named executive officers. You should expand your disclosure to explain the differences in the types and amounts of compensation awarded to each named executive officer. Please refer to Item 402(b)(2)(vii) of Regulation S-K and Section II.B.1. of Commission Release No. 33-8732A.
    •   identify all of the peer companies used in your benchmarking, as you only identify two of nine companies on page 24.

Certain Relationships, Related Transactions, and Director Independence, page 26

10. We note your disclosure on page 47 that you entered consulting agreements with members of your Scientific Advisory Board. Please advise us whether any officer and director received consulting fees for the fiscal years 2008 through 2010. If yes, please clarify whether these agreements are included in the Summary Compensation Table on page 20 or the Director Compensation Table on page 23.

11.   Please revise to provide the disclosure required by Item 404(b) of Regulation S-K.

Financial Statements
Note 2 – Summary of Significant Accounting Policies, page 39
Service Revenues, page 40

12.   We note you categorize as "Other" the portion of Contractual Adjustments and Discounts that represents 80% of the total amount deducted from gross revenue. Please describe to us which payor group or groups are included in this category and why these items are categorized as contractual adjustments and discounts. Revise to provide a more representative caption than "other" and a description of the nature of this category.

Contractual Credits and Provision for Doubtful Accounts, page 40

13.   Please provide to us the amounts of contractual adjustments that you recognized in a subsequent period for each year for which an income statement is presented. You state that none of these amounts were material in comparison to revenue; however, the staff believes that materiality should be assessed in terms of results of operations when concluding whether disclosure of an adjustment relating to operations is necessary. See SAB Topic 1M. We may have further comment upon review of your response.

14.   Please explain to us and revise to disclose how you determine the difference between a contractual adjustment/discount and an uncollectible debt. Explain also the difference between "client billing" and a "third party account" as disclosed in the note.

Exhibits
Section 302 Certifications

15.   We note that your Section 302 certifications do not comply with Item 601(31) of Regulation S-K in the following respects:
   •   You have included the title of the certifying individual at the beginning of the certifications.
   •   You use the term "annual report" rather than "report" throughout exhibits 31(a) and 31(b).
   •   You use the word "Company" rather than "Registrant" throughout exhibits 31(a) and 31(b).
   Please revise your certifications to address these deficiencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions may be directed to Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting issues and Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 for all other issues.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director